Exhibit  23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator:
Valley National Bank Savings and Investment Plan

We consent to the incorporation by reference in the registration statements No. 333‑77673 and No. 333-36667 on Form S-8 of Valley National Bancorp of our report dated June 26, 2019, with respect to the statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Valley National Bank Savings and Investment Plan.

/s/ KPMG LLP

New York, New York
June 26, 2019